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                                                                Exhibit 21.1


                       REVCO D.S., INC. AND SUBSIDIARIES

                         Subsidiaries of the Registrant


Revco operates, through the directly or indirectly wholly-owned (with the exception of Twinsurance Limited, less than one percent of whose capital stock is owned by its directors) subsidiaries listed below, retail drug stores in a total of 14 states.

                                                        Jurisdiction of
                Subsidiary                              Incorporation
                ----------                              -------------
        Revco Discount Drug Centers,Inc.                Michigan
        ("Revco Michigan")

        Revco Discount Drug Centers, Inc.               Ohio

        White Cross Stores, Inc., No. 14                Pennsylvania

        Hook-SupeRx, Inc.                               Delaware

        Brooks Drug, Inc.                               Delaware

Revco also indirectly owns, through Revco Michigan, SOPCO, Inc., an Ohio corporation.

Revco also owns in excess of ninety-nine percent of the outstanding capital stock of Twinsurance Limited, a corporation organized under Bermuda law on March 27, 1980. Twinsurance Limited owns approximately twenty-one percent of the outstanding voting stock of Revco Michigan. Revco's investment in Twinsurance limited is stated on the equity method of accounting in the consolidated financial statements.

Revco also owns additional subsidiaries which in the aggregate would not constitute a significant subsidiary.